1010-3rd Avenue East C.P. 487 Val-d'Or, Quebec J9P 4P5 Tel: (819)874-4511 Fax: (819)874-3391 Email: aurizon@aurizon.qc.ca Web Site: www .aurizon.com

CONSENT OF QUALIFIED PERSON

TO:	All Canadian Securities Regulatory Authorities (SEDAR) United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR) NYSE Amex (EDGAR)

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent of the undersigned to the public filing of the technical information regarding the Casa Berardi Gold Mine contained in Aurizon Mines Ltd.'s Annual Information Form for the fiscal year ended December 31, 2011 (the "AIF").

I confirm that I have read the written disclosure in the AIF, that it fairly and accurately represents the technical information regarding the Casa Berardi Gold Mine and that I authorize its use therein and hereby consent to being named in the AIF.

I further acknowledge that the AIF will be filed as an Exhibit to Aurizon Mines Ltd.'s Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the "Form 40-F") and consent to being named in the Form 40-F and authorize the use of the information represented therein.